

January 24, 2014

Via E-mail
James S. Gulmi
Chief Financial Officer
Genesco Inc.
Genesco Park, 1415 Murfreesboro Road
Nashville, TN 37217-2895

>   **Re: Genesco Inc.**
>   **Form 10-K for the Fiscal Year Ended February 2, 2013**
>   **Filed April 3, 2013**
>   **Amendment No. 1 to Form 10-K for the Fiscal Year Ended February 2, 2013**
>   **Filed September 24, 2013**
>   **File No. 001-03083**

Dear Mr. Gulmi:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended February 2, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations – Fiscal 2013 Compared to Fiscal 2012, page 29

1.   We note your disclosure of the changes in the metrics, such as same store sales and comparable direct sales. Please confirm that you will revise your disclosure in the future filings to disclose your definition of same store sales and comparable direct sales and how these metrics relate to comparable sales as defined on page 28. Please provide us with the draft disclosure to be included in future filings.

Liquidity and Capital Resources, page 35

2.   If material, please disclose the balance of cash, cash equivalents, or short-term investments held by foreign subsidiaries as of each period for which you present a balance sheet. Tell us and disclose whether you intend to repatriate any portion of these balances held by foreign subsidiaries and if so, disclose that you would need to accrue and pay taxes if the foreign balances were repatriated. Please provide us with a draft of the disclosures you intend to provide in future filings.

Item 8. Financial Statements and Supplementary Data, page 40
Notes to Consolidated Financial Statements, page 50
Note 1 Summary of Significant Accounting Policies, page 50
Buying, Merchandising and Occupancy Costs, page 59

3.   We note that you record buying, merchandising and occupancy costs as a component of selling, general and administrative expenses. In order to enhance an investor's understanding of your costs, please confirm in future Exchange Act filings you will quantify such costs that are not recorded within cost of goods sold in your financial statements.

Note 10 Income Taxes, page 83

4.   In future filings, please disclose the amounts of both domestic and foreign pretax income as required by Rule 4-08 (h)(1)(i) of Regulation S-X. Provide that information to us for each year for which you presented an income statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining